OCT 24 2007
WASH. D.C. 186 SECTION

Emeco Holdings Limited

22 October 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07027566

SUPPL

Ladies and Gentlemen

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Market Announcement, 19 October 2007 – Notice of Change in Interests of Substantial Shareholder under Section 671B – The Capital Group Companies Inc*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

Nicole Burns
PA to Company Secretary
Encl (1)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Capital Group Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

18 October 2007

BY FAX - ORIGINAL IN POST
(61 8 9321 1366)

Emeco Holdings Ltd
Ground Floor, 10 Ord Street
West Perth, Western Australia,
Australia, 6005

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 17 October 2007. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 631,237,586 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Christopher Aquino
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Emeco Holdings Ltd

ACN/ARSN:

1. Details of substantial holder(1)

Name: The Capital Group Companies, Inc.

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 17 October 2007

The previous notice was given to the company on: 15 October 2007

The previous notice was dated: 12 October 2007

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	76,428,618 shares	12.1077%	82,898,618 shares	13.1327%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
15 October 2007 Thru 17 October 2007	The Capital Group Companies, Inc.	Acquisition of shares	Average price of 1.5506 AUD	6,470,000 Ordinary Shares	6,470,000

See Annexure A dated 12 October 2007

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 17 October 2007 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: Associate Counsel

date 18 October 2007

sign here

Annexure "A"

This is the Annexure of 2 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 17 October 2007.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Associate Counsel

Emeco Holdings Ltd

17 October 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	6,298,068	
	44003300	485,200	
	44278200	1,052,000	
	44353600	558,000	
	44359800	317,600	
	44800300	38,900	
		8,749,768	
Capital International Limited	43051000	243,966	
	43051300	176,752	
	43051400	35,000	
	43051500	137,000	
	43404700	150,839	
	43404900	53,862	
	43405200	234,493	
	43412500	294,371	
	43415000	155,405	
	43417700	920,707	
	43418300	185,835	
	43418600	182,366	
	43418800	866,392	
	43419100	146,549	
	43419200	14,000	
	43420200	171,338	
	43425200	1,651,698	
	43425300	829,567	
	43425400	273,074	
	43425700	282,473	
	43426200	3,745,381	
	43426300	6,014,839	
	43426400	3,053,449	
	43426800	2,387,205	
	43426900	2,941,331	
	43428600	129,201	
	43433100	34,800	
	43436100	235,508	
	43450500	270,021	
	43451200	253,295	
	43451600	53,614	
	43451700	72,418	
	43455200	175,016	
	43455400	42,506	
	43457100	601,056	
	43463600	97,048	
	43484100	309,300	
	43487600	278,134	
	43487700	248,416	
	43487800	223,146	
	43494200	289,185	
	43558600	604,259	
	43560100	265,857	
	43570400	180,436	
	43574100	79,781	

Australia Annexure
Emeco Holdings Ltd

17 October 2007

CG Investment Management Company	Account Number	Number of Shares	% Held
	43574200	253,828	
		29,844,717	
Capital International S.A.	45415100	291,672	
	45415200	40,700	
	45415700	507,294	
	45420100	125,000	
	45426000	3,353,068	
	45464300	87,900	
	45508100	143,554	
	45590400	210,329	
		4,759,517	
Capital International, Inc.	46343400	146,600	
	46364700	55,400	
	46422100	327,235	
		529,235	
Capital Research and Management Company	11000035	36,205,381	
	11000075	2,810,000	
		39,015,381	
GRAND TOTAL		**82,898,618**	**13.13%**

Emeco Holdings Ltd
17 October 2007

Nominee Name		
ANZ Nominees Level 25, Collins Street GPO Box 2842 AA Melbourne 3001 VIC		
43419200		14,000
43436100		235,508
	Total Shares:	249,508
ANZ Nominees Limited (Melbourne) GPO Box 2842AA Melbourne, Victoria 3001 Australia		
43428600		129,201
43451200		253,295
	Total Shares:	382,496
Australia & New Zealand Banking Grp Ltd 35, Elisabeth Street PO Box 2842AA Melbourne VIC 3000		
43404900		53,862
45420100		125,000
	Total Shares:	178,862
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY		
43404700		150,839
	Total Shares:	150,839
Bankers Trust Australia Level 9, The Chifley Tower 2, Chifley Square Sydney NSW 2000, Australia		
43415000		155,405
43418300		185,835
45415700		507,294
	Total Shares:	848,534
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia		
43051000		243,966
43484100		309,300
44000600		6,298,068
44003300		485,200
46422100		327,235

Emeco Holdings Ltd
17 October 2007

Nominee Name		
	Total Shares:	7,663,769
Chase Manhattan Nominee Ltd. Australia		
43417700		920,707
43425400		273,074
	Total Shares:	1,193,781
Citicorp Nominees PTY Ltd Level 26, Mitre 502-30 101 Collins Street Melbourne, Victoria 3000		
43426300		6,014,839
43570400		180,436
	Total Shares:	6,195,275
Hong Kong Bank Australia Level 8 1, O'Connell St, GPO Box 5302 Sydney NSW 2001		
43455400		42,506
	Total Shares:	42,506
JP Morgan Chase Bank		
45590400		210,329
	Total Shares:	210,329
National Australian Bank LTD. 271 Collins St. 5th Floor South Melbourne, Victoria 3000		
43418800		866,392
43419100		146,549
43425200		1,651,698
43426800		2,387,205
43451600		53,614
43455200		175,016
43560100		265,857
43574200		253,828
45464300		87,900
46343400		146,600
	Total Shares:	6,034,659
Northern Trust c/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS		
43426900		2,941,331
	Total Shares:	2,941,331

Exemption File No. 82-35011

Emeco Holdings Ltd
17 October 2007

Nominee Name

Westpac Banking Corp

43051300		176,752
43051400		35,000
43051500		137,000
43405200		234,493
43412500		294,371
43418600		182,366
43425300		829,567
43426200		3,745,381
43433100		34,800
45415100		291,672
45508100		143,554
46364700		55,400
	Total Shares:	6,160,356

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000035		36,205,381
11000075		2,810,000
43420200		171,338
43425700		282,473
43426400		3,053,449
43450500		270,021
43451700		72,418
43457100		601,056
43463600		97,048
43487600		278,134
43487700		248,416
43487800		223,146
43494200		289,185
43558600		604,259
43574100		79,781
44278200		1,052,000
44353600		558,000
44359800		317,600
44800300		38,900
45415200		40,700
45426000		3,353,068
	Total Shares:	50,646,373

ASX

AUSTRALIAN SECURITIES EXCHANGE

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	19-Oct-2007
Time	08:33:16
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Change in substantial holding

END